Exhibit 99.1
ATTUNITY REPORTS SECOND QUARTER 2012 RESULTS
- - -
TOTAL REVENUES INCREASED 110% TO $6.4 MILLION; NET INCOME INCREASED 185% TO $0.5 MILLION

Burlington, MA – July 25, 2012 – Attunity, Ltd. (OTC Bulletin Board: ATTUD), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended June 30, 2012.

Financial Highlights for the Second Quarter of 2012:

•	Represents the seventh consecutive quarter of license and total revenue growth

•	Total revenues increased 110% to $6.4 million in the second quarter of 2012, compared to $3.0 million for the same period last year

•	License revenues increased 121% to $3.6 million in the second quarter of 2012, compared to $1.6 million for the same period last year

•	Net income increased 185% to $508,000 in the second quarter of 2012, compared to $178,000 for the same period last year

•	Non-GAAP net income increased 786% to $1.2 million in the second quarter of 2012, compared to $139,000 for the same period last year

•	Shareholders' equity increased to $6.8 million as of June 30, 2012 compared to $5.2 million as of December 31, 2011

Recent Operational Highlights:

•	Attunity expects to list on the NASDAQ Capital Market on Thursday, July 26, 2012, subject to final approval by NASDAQ

•
Became a partner with Amazon Web Services (AWS) to enable Big Data availability in the Cloud and overcome the data transfer bottleneck in moving data to, from, and across cloud environments through the introduction of the Attunity CloudBeam SaaS platform

•	Teamed with EMC to optimize Attunity Replicate for the EMC Greenplum data warehouse to enable Big Data replication, leveraging Big Data for a combined Enterprise Analytics solution

•	Continuous strong market acceptance of Attunity Replicate platform with several major wins this quarter in competitive environments

•	Expansion of Big Data products with the release of Attunity Replicate for Actian-Vectorwise, a large-scale data warehouse for Big Data analytics

•	Attunity Replicate named winner in the "Best of TechEd 2012" awards by Penton Media’s SQL Server Pro Magazine

•	Earned top distinction as "Innovator" in New Managed File Transfer Vendor Landscape Report

Commenting on the results for the second quarter, Mr. Shimon Alon, Chairman and CEO of Attunity, stated, “We are pleased with our financial results, and with the increased traction of our replication solutions in today’s information availability market, as we achieved our seventh consecutive quarter of revenue growth. The award winning platform, Attunity Replicate, has landed a number of sizable deals in North America and Europe this quarter, with customers in the big data and large-scale data warehouse environments, demonstrating strong demand for our data replication products. We are also pleased with the strength of our file replication business, the core RepliWeb product line, which has delivered continuous growth since acquiring RepliWeb in September 2011.

“We have just launched our ‘Big Data’ replication solutions for cloud and data center environments, teaming with two market leaders, Amazon Web Services (AWS) and EMC, respectively. Amazon customers will be able to utilize our new Attunity CloudBeam SaaS platform to overcome challenges with the transfer and replication of Big Data. EMC’s customers will be able to use our Big Data Replication platform for a combined enterprise analytics solution.  The addition of these two partners further demonstrates Attunity's position as a leading provider of Big Data and Cloud solutions with a significantly broader base of target customers.”

Mr. Shimon Alon concluded, “We are excited to gain such positive momentum leading up to our NASDAQ listing. Our new market-leading partners, Amazon Web Services and EMC, will enable us to increase our penetration into the very large and fast growing markets of Big Data and Cloud services. This will not only grow our business, but also allow us to gain broader exposure within these markets and the investment community. Looking ahead, we expect to continue to deliver on all fronts of our growth strategy and become a more accredited company as we establish ourselves at the forefront of the information availability market.”

Financial Results for Q2 2012

Total revenues for the second quarter of 2012 increased 110% to $6.4 million, compared to $3.0 million for the same period of 2011. This included license revenues for the second quarter of 2012, which increased 121% to $3.6 million, compared to $1.6 million for the same period of 2011. RepliWeb products contributed $2.6 million in total revenues and $1.3 million in license revenues in the second quarter of 2012.

Net operating income for the second quarter of 2012 was $688,000, compared to $130,000 for the same period of 2011. Non-GAAP net operating income for the second quarter of 2012 was $1.1 million compared to $294,000 for the same period last year. Non-GAAP net operating income for the second quarter of 2012 excludes equity-based compensation and amortization of software development costs totaling $216,000 compared to $164,000 for the same period last year, as well as $245,000 in amortization and expenses related to the acquisition of RepliWeb (see footnotes 1 and 2 at the end of this release).

Net income for the second quarter of 2012 was $508,000, or $0.04 per diluted share (adjusted to reflect the recent reverse stock split), compared to $178,000, or $0.02 per diluted share (adjusted to reflect the recent reverse stock split), in the second quarter of 2011.

Non-GAAP net income for the second quarter of 2012 was $1.2 million, compared to $139,000 for the same period last year. Non-GAAP net income for the second quarter of 2012 excludes a total of $724,000 in expenses and amortization, mainly including $279,000 of financial expenses associated with the revaluation of the conversion feature related to the Company’s convertible debt and to the revaluation of liabilities presented at fair value (attributed mainly to the rise of the share price), $245,000 in amortization and expenses associated with acquisition of RepliWeb, and $160,000 in expenses related to stock based compensation (see footnotes 1 and 2 at the end of this release).

Cash and cash equivalents were $1.8 million as of June 30, 2012, compared to $1.5 million as of December 31, 2011.  Shareholders' equity increased to $6.8 million as of June 30, 2012, compared to $5.2 million as of December 31, 2011.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Conference Call Information
The Company’s management will host a conference call today, July 25, 2012, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are 1-866-691-3082 (US Toll Free), +1-480-629-1941 (International) or 072-273-3197 (Israel) All dial-in participants must use the following code to access the call: 4552019. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, http://www.attunity.com/events, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 25, 2012 at 1-800-406-7325 (US Toll Free), +1-303-590-3030 (International) or  072-273-3198 (Israel) . Participants must use the following code to access the replay of the call: 4552019. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income, net operating income and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb net of related tax, non-cash equity based compensation charges in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as revaluation effect of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our growth opportunities or introduction of new solutions for cloud computing, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2012 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012

U.S. DOLLARS IN THOUSANDS

Unaudited

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,752	$1,484
Restricted cash	360	362
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2012 and December 31, 2011)	2,402	1,988
Other accounts receivable and prepaid expenses	410	158

Total current assets	4,924	3,992

LONG-TERM ASSETS:
Other long term assets	100	72
Severance pay fund	2,739	2,684
Property and equipment, net	404	380
Intangible assets ,net	2,330	2,854
Goodwill	12,988	13,011

Total long-term assets	18,561	19,001

Total assets	$23,485	$22,993

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	June 30,	December 31,
	2012	2011

	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$215	$835
Current maturities of long-term debt	12	115
Trade payables	358	452
Deferred revenues	5,834	5,733
Employees and payroll accruals	2,158	2,151
Accrued expenses and other current liabilities	1,098	1,906
Bifurcated conversion feature , presented at fair value	177	227
Contingent payment obligation	1,801	-

Total current liabilities	11,653	11,419

LONG-TERM LIABILITIES:
Contingent payment obligation	-	1,669
Long term deferred tax liability, net	351	352
Other long-term liabilities	315	388
Liabilities presented at fair value	725	510
Accrued severance pay	3,690	3,467

Total long-term liabilities	5,081	6,386

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 32,500,000 shares at June 30, 2012 and December 31, 2011 Issued and outstanding: 10,573,464 shares at June 30, 2012 and 9,987,777 at December 31, 2011	1,208	1,146
Additional paid-in capital	108,757	107,572
Accumulated other comprehensive loss	(757)	(690)
Accumulated deficit	(102,457)	(102,840)

Total shareholders' equity	6,751	5,188

Total liabilities and shareholders' equity	$23,485	$22,993

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Software licenses	$7,141	$3,205	$3,578	$1,618
Maintenance and services	5,335	2,802	2,816	1,431

	12,476	6,007	6,394	3,049
Operating expenses:
Cost of revenues	1,173	612	537	309
Research and development	3,928	1,581	1,891	829
Selling and marketing	4,813	2,238	2,531	1,223
General and administrative	1,531	1,106	747	558

Total operating expenses	11,445	5,537	5,706	2,919

Operating Income	1,031	470	688	130

Financial expenses / (income) , net	557	47	210	(74)

Income before income taxes	474	423	478	204

Taxes on income (beneift)	91	66	(30)	26

Net income	$383	$357	$508	$178

Basic net income per share	$0.04	$0.04	$0.05	$0.02
Weighted average number of shares used in computing basic net income per share	10,382	8,303	10,493	8,304

Diluted net income per share	0.03	$0.04	$0.04	$0.02
Weighted average number of shares used in computing diluted net income per share	11,759	10,010	11,789	9,746

*) In July 19, 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended
	June 30,	June 30,
	2012	2011
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$383	$357
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:

Depreciation	102	53
Stock based compensation	324	144
Amortization of intangible assets	524	192
Accretion of contingent payment obligation	132	-
Convertible debt inducement expenses	108	-
Increase in accrued severance pay, net	168	61
Decrease (increase) in trade receivables	(414)	215
Decrease ( increase) in other accounts receivable and prepaid expenses	(277)	(59)
Decrease (increase) in long-term prepaid expenses	(28)	-
Increase (decrease) in trade payables	(94)	(76)
Increase in deferred revenues	101	489
Increase in employees and payroll accruals	7	206
Increase (decrease) in accrued expenses and other liabilities	(808)	186
Decrease/ (increase) and revaluation of restricted cash	2	(172)
Change in liabilities presented at fair value	328	(147)
Change in deferred taxes net	(47)	-

Net cash provided by operating activities	511	1,449

Cash flows from investing activities:
Purchase of property and equipment	(126)	(77)

Net cash used in investing activities	(126)	(77)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	184	137
Receipt of long term loan	-	57
Repayment of long-term debt	(103)	(526)
Repayment of convertible debt	(153)	(123)

Net cash used in financing activities	(72)	(455)

Foreign currency translation adjustments on cash and cash equivalents	(45)	104

Increase in cash and cash equivalents	268	1,022
Cash and cash equivalents at the beginning of the period	1,484	872

Cash and cash equivalents at the end of the period	$1,752	$1,894

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$225	$48

Income tax	$234	$-

Non cash activity
Conversion of convertible debt and bifurcated conversion feature	$630	-

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary shares		paid-in	comprehensive	Accumulated	shareholders'
	Shares	Amount	Capital	loss	deficit	equity
Balance as of December 31, 2011	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

Classification of warrants to equity	-	-		-	-	-
Exercise of options , rights and warrants	361,938	38	146	-	-	184
Stock-based compensation	-	-	324		-	324
Net change in accumulated comperhensive income	-	-		(67)	-	(67)
Conversion of convertible debt	223,750	24	715			739

Net Income	-	-	-		383	383
Unaudited Balance as of June 30, 2012	10,573,464	$1,208	$108,757	$(757)	$(102,457)	$6,751

*) In July 19, 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share figures and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2012	2011	2012	2011
	June 30,	June 30,	June 30,	June 30,
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating Income	$1,031	$470	688	$130
Stock based compensation (1)	324	144	160	77
Amortization of Software Development Costs	112	192	56	87
Acquisition-related expenses, amortization and adjustments (2)	513	-	245	-
Non-GAAP operating Income	$1,980	$806	1,149	$294

GAAP net Income	383	357	508	178
Stock based compensation (1)	324	144	160	77
Amortization of Software Development Costs	112	192	56	87
Acquisition-related expenses, amortization and adjustments (2)	513	-	245	-
Revaluation of liabilities presented at fair value	436	(146)	279	(203)
Accretion of contingent payment obligation	132	-	66	-
Tax related to the acquisition	(165)	-	(82)	-
Non-GAAP net Income	$1,735	$547	1,232	$139

GAAP diluted net Income per share:	0.03	0.04	0.04	0.02
Operating expenses GAAP	0.08	0.03	0.04	0.02
Financial expenses	0.05	(0.01)	0.03	(0.02)
Taxes on income	(0.01)	-	(0.01)	-

Non-GAAP diluted net Income per share	$0.15	$0.05	0.10	$0.01

Weighted average number of shares used in computing diluted net income per share	11,759	10,010	11,789	9,746
(1) Stock-based compensation expenses under ASC 718 included in:
Research and development	121	42	61	24
Selling and marketing	76	44	36	25
General and administrative	127	58	63	28
	$324	$144	160	$77

(2) Acquisition-related expenses, amortization and adjustments:
Valuation adjustment on acquired deferred services revenue	101	-	39	-
Cost of Sales - Amortization of technology	280	-	140	-
Selling and marketing - Amortization of customers relationship	132	-	66	-

	$513	$-	245	$-

Total Acquisition-Related Expenses:
Acquisition-related expenses, amortization and adjustments - Note 2	513	-	245	-
Accretion of contingent payment obligation	132		66
Tax related to the acquisition	(165)		(82)
	$480	$-	229	$-

*) In July 19,2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.